19007984

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response...... 12.00

SEC FILE NUMBER
~~8-41201~~ 8-41204

SEC Mail Processing Section
MAR 01 2019
Washington DC
408

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STURDIVANT & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 ATRIUM WAY, SUITE 520

(No. and Street)

MT. LAUREL	NEW JERSEY	08054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HARVEY R. DE KRAFFT (856) 751-1331

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP

(Name – *if individual, state last, first, middle name*)

ONE LOGAN SQUARE, 130 N. 18TH ST., STE. 3000, PHILADELPHIA, PA 19103

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HARVEY R. DE KRAFFT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STURDIVANT & CO., INC., as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Terry A Dorsey-Williams
Notary Public
New Jersey
My Commission Expires 7-12-21
No. 2074116

Terry A. Dorsey Williams
Notary Public

Harvey R. de Krafft
Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [ ] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report for Year Ended December 31, 2018.

- [ ] (p) Reconciliation of computation of net capital under Rule 17a-5(d) (4) of the SEC.

EisnerAmper LLP
One Logan Square
130 North 18th Street, Suite 3000
Philadelphia, PA 19103
T 215.881.8800
F 215.881.8801
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholder of
Sturdivant & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sturdivant & Co., Inc. (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2010. Partners of Goldenberg, Rosenthal, LLP joined Amper, Politziner and Mattia, LLP in 2008, which then joined EisnerAmper LLP in 2010. Goldenberg, Rosenthal, LLP had served as the Company's auditor since 2007.

EISNERAMPER LLP
Philadelphia, Pennsylvania
February 27, 2019

STURDIVANT & CO., INC.

Statement of Financial Condition
December 31, 2018

ASSETS		
Cash		$ 835,297
Clearing deposit		150,975
Receivables from clearing broker		31,037
Receivables from an affiliate		16,000
Prepaid expenses and other assets		19,393
Loans receivable from parent company		165,917
Property and equipment, net of accumulated depreciation		7,216
TOTAL ASSETS		$ 1,225,835
LIABILITIES		
Accounts payable and accrued expenses		$ 83,536
Subordinated borrowings		850,000
Total liabilities		933,536
Commitments and contingencies		
STOCKHOLDER'S EQUITY		
Common stock, no par value:		
Authorized	1,000 shares	
Issued	594.22 shares	
Outstanding	534.86 shares	
Additional paid-in capital		$ 2,945,238
Accumulated deficit		(1,002,939)
		1,942,299
Less treasury stock, at cost	59.36 shares	(1,650,000)
Total stockholder's equity		292,299
		$ 1,225,835

See notes to financial statements

NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and business:

Sturdivant & Co., Inc. (the "Company") is a registered broker/dealer clearing all of its customer transactions through correspondent brokers on a fully disclosed basis. In addition, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. The Company has offices located in Mt. Laurel, New Jersey, Baltimore, Maryland, Chicago, Illinois and Philadelphia, Pennsylvania.

The Company is a wholly-owned subsidiary of S&D Financial Holdings, LLC ("S&D"). S&D is owned by three partners. Two of those three are officers of the Company and the third is a LLC owned by certain of the Company's officers and employees.

[2] Basis of presentation:

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

[3] Receivables and related party transaction:

Receivables from clearing broker represents the net commissions receivable earned as an introducing broker for the Company's customers' transactions. As of December 31, 2018, this receivable is due from one clearing broker.

The Company provided management services during the year ended December 31, 2018 to an affiliate. Receivables from an affiliate on the accompanying statement of financial condition include $16,000 from the affiliate as of December 31, 2018.

[4] Property and equipment:

Property and equipment is stated at cost net of accumulated depreciation. Significant additions or improvements extending the asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Method
Furniture and Fixtures	5 Years	Straight-Line Method
Computer Equipment	5 Years	Straight-Line Method

[5] Liabilities subordinated to claims of general creditors:

Subordinated Loan Agreement

On May 28, 2018, the Company entered into a subordinated loan agreement with an unrelated party in the amount of $850,000, approved by the Financial Industry Regulatory Authority, Inc. ("FINRA"). The loan matures on May 31, 2021 and bears interest at 9.5% per annum payable quarterly. Accounts payable and accrued expenses on the accompanying Statement of Financial Condition as of December 31, 2018 includes $6,729 of interest accrued on this debt.

[6] Revenue from contracts with customers:

On January 1, 2018, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers." The Company has elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. The implementation of this new standard had no material impact on the Company's financial statements.

Significant Judgments

Revenue from contracts with customers consists of commission income and fees from investment banking fees from municipal underwritings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Banking – Municipal Underwriting Fees

The Company underwrites securities for governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company Is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Management Services Fees

Management services fee income is recognized periodically for administrative services provided by employees of the Company to an affiliate entity. Revenue is recognized as the services are provided by the Company and consumed by the affiliate and is based on the cost of services provided in accordance with contractual arrangements. The Company believes that the performance obligation is satisfied at the point in time when the underlying service provided by the Company has been consumed because that is when the pricing is agreed upon and the services have been provided as agreed.

Costs to Obtain or Fulfill a Contract with a Customer

The Company records as an asset certain material costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer. Immaterial costs incurred are charged to expense when incurred.

[7] Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[8] Income taxes:

The Company is a corporation under the Internal Revenue Code. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

U.S. GAAP requires companies to account for income taxes by prescribing a minimum probability threshold that an uncertain tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Management believes that there are no uncertain tax positions. The Company recognizes accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

[9] Treasury stock:

Treasury stock is accounted for under the cost method. Under the cost method, the gross cost of the shares reacquired is charged to treasury stock in the statement of financial condition.

[10] New accounting pronouncements;

On January 1, 2018, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers." The Company has elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. The implementation of this new standard had no material impact on the Company's financial statements.

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued this update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the statement of financial condition and disclosing key information about leasing arrangements. The updated guidance is effective for fiscal years beginning January 1, 2019. The Company has evaluated the effect that the adoption of this guidance will have on its financial statements and related disclosures and has concluded that other than the recording of a right-of-use asset and lease liability, that the adoption will not have a material impact on its financial condition.

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2018 is as follows:

Furniture and fixtures	$ 86,848
Computer equipment	70,082
	156,930
Less accumulated depreciation	149,714
	$ 7,216

NOTE C – SUBORDINATED BORROWINGS

Description	Principal
Subordinated loan, with a unrelated party, interest at 9.5 percent, due May 31, 2021	$ 850,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continue compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings is $856,729 of which $850,000 is principal and $6,729 is accrued interest included in accrued expenses on the statement of financial condition.

NOTE D - COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS

The Company has a clearance agreement with one clearing broker. Pursuant to the agreement, the Company is required to maintain a minimum net capital of $50,000. The Company has a clearing deposit of $150,975 with this broker as of December 31, 2018 pursuant to the agreement.

In the normal course of business, the Company enters into underwriting commitments. As of December 31, 2018, there were no open underwriting commitments.

The Company's operations are headquarted in Mt. Laurel, New Jersey. The Company has a shared space and services agreement with its parent company, S&D. This agreement expires on December 31, 2019 with two, one year renewal options.

The Company maintains offices in Baltimore, Maryland, Chicago, Illinois and Philadelphia, Pennsylvania under month-to-month lease agreements.

NOTE E - ADDITIONAL DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS (INCLUDING FINANCIAL INSTRUMENTS NOT CARRIED AT FAIR VALUE)

Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Fund.

Level 3 - Unobservable inputs that reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability. An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, short-term receivables, prepaid expenses, borrowings, accounts payable and accrued liabilities.

ASSETS	CARRYING VALUE	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL ESTIMATED FAIR VALUE
Cash	$ 835,297	$ 835,297	$ -	$ -	$ 835,297
Deposits with clearing organizations	150,975	150,975	-	-	150,975
Receivables from an affiliate	16,000	-	16,000	-	16,000
Receivable from broker-dealers and clearing organizations	31,037	-	31,037	-	31,037
Loan receivable from parent company	165,917	-	-	165,917	165,917
Prepaid and other assets	19,393	-	19,393	-	19,393
TOTALS	$ 1,218,619	$ 986,272	$ 66,430	$ 165,917	$ 1,218,619
LIABILITIES					
Accounts payable, accrued expenses, and other liabilities	$ 83,536	$ -	$ 83,536	$ -	$ 83,536
Subordinated borrowings	850,000		850,000		850,000
TOTALS	$ 933,536	$ -	$933,536	$ -	$ 933,536

In August 2018, the FASB issued Accounting Standards Update (ASU) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement that eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. The new guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. An entity is permitted to early adopt either the entire standard or only the provisions that eliminate or modify requirements. Entities can elect to early adopt in interim periods, including periods for which they haven't yet issued financial statements or made their financial statements available for issuance. Management has elected to adopt the ASU for the 2018 financial statements.

The following table presents the carrying values and estimated fair values at December 31, 2018, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

The following provides information on the valuation techniques and nature of significant unobservable inputs used by the Company to determine the value of Level 3 assets and liabilities. The inputs are not indicative of the unobservable inputs that may have been used for an individual asset or liability.

Investments	Fair Value December 31, 2018	Valuation Techniques	Unobservable Inputs	(Weighted Average) of Inputs
Note receivable from parent company	$ 165,917	Liquidation valuation	Expected recovery	100%

Management is responsible for valuation policies and procedures and determining the fair value of investments. Management has procedures in place to determine the fair value of the Company's Level 3 investments. Such procedures are designed to assure that the applicable valuation approach is appropriate and that values included in these financial statements are based on observable inputs when possible or that unobservable valuation inputs are reasonable.

Valuation methodologies, including models, used for valuing Level 3 investments may include extrapolation and use observable inputs. The selection of applicable comparable inputs involves significant judgment, including qualitative and quantitative analysis of comparability. To the extent possible, executed transactions are used for determining the fair value of Level 3 investments.

Such valuation measurements are based on the value indicated by current expectations about future events and amounts. Significant judgment for factors such as transaction or company size, control, marketability and relative performance is involved in determining and applying discounts or premiums.

Weighted average of inputs represent the range and weighted average of significant inputs used in determining the fair value as points, percentages, basis points or multiple.

The following summarizes changes in fair value of the Company's Level 3 assets for the year ended December 31, 2018:

Balance – January 1, 2018	$ 156,597
Additional loans to parent company	15,320
Principal repayments by parent company	(6,000)
Balance – December 31, 2018	$ 165,917

NOTE F - PROFIT-SHARING PLAN

Employees of the Company may participate in a profit-sharing plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees who meet certain eligibility requirements. Matching contributions by the Company to the plan can be made at the discretion of the Board of Directors. In addition, the plan has a profit-sharing feature, contributions to which are also at the discretion of the Board of Directors.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018, the Company had net capital of $933,773 which was $883,773 in excess of its required net capital. The Company's net capital ratio was 0.089 to 1 as of December 31, 2018.

NOTE H - OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

At times, the Company may maintain a cash balance with a bank in excess of the FDIC insurance limit.

NOTE I - RELATED PARTY TRANSACTIONS

The total amount receivable from S&D at December 31, 2018 is $165,917. Effective December 2013, S&D executed a promissory note with the Company to repay the amount owed in monthly installments of $500 of principal and interest, with the remaining balance due in a balloon payment on September 1, 2023. The note receivable accrues interest of 1% per year and is personally guaranteed by the members of S&D.

NOTE J - INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus deferred income taxes which include the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Accounting principles generally accepted in the United States of America allow the recognition of deferred tax assets related to the anticipated benefit of net operating loss carryforwards, subject to certain valuation allowance adjustments.

As of December 31, 2018, the Company has approximately $816,000 of federal net operating losses and approximately $755,000 of state net operating losses available for carryforward to future years. The carryforwards begin to expire at various dates through December 31, 2038.

A deferred tax asset of $239,240 as of December 31, 2018 has been recorded to include the tax effect of the federal and state net operating loss carryforwards for tax and financial accounting purposes. A valuation allowance of $239,240 has also been recorded in connection with this asset as the Company is uncertain as to the realization of any of the tax asset.

The deferred tax asset in the accompanying statement of financial condition consists of the following components as of December 31, 2018:

Net operating loss carry forwards	$ 239,240
Valuation allowance	$ (239,240)